March 24, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pulse Electronics Corporation (Commission File No. 001-05375) Preliminary Proxy Statement
Ladies and Gentlemen:
     Earlier today we filed a Preliminary Proxy Statement on Schedule 14A (the “Filing”) for Pulse Electronics Corporation (“Pulse”) pursuant to Rule 14a-6(a) via EDGAR.
     Included in the Filing are preliminary copies of the notice of annual meeting, proxy statement and form of proxy of Pulse to be used in connection with the 2011 annual meeting of shareholders to be held on May 18, 2011. Pulse would like to mail the proxy materials to shareholders as soon as possible but no later than April 5, 2011 and would appreciate the Staff’s assistance in accommodating this schedule.
     Please direct any communications regarding the Filing to me at 215.942.8406 (or by facsimile: 215.355.4093).

Sincerely,
/s/ Brian E. Morrissey
Brian E. Morrissey
Associate Counsel